Filed by IntercontinentalExchange, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended, and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Subject Company:
CBOT Holdings, Inc.
(Commission File No. 001- 32650)

Final Transcript

Conference Call Transcript
ICE — IntercontinentalExchange Proposes To Merge with Chicago Board of Trade
Event Date/Time: Mar. 15. 2007 / 8:30AM ET

CORPORATE PARTICIPANTS
Kelly Loeffler
IntercontinentalExchange, Inc. — VP Investor & Public Relations
Jeff Sprecher
IntercontinentalExchange, Inc. — Chairman, CEO
CONFERENCE CALL PARTICIPANTS
Daniel Goldberg — Bear Stearns — Analyst
Ken Worthington — JPMorgan — Analyst
Mark Lane — William Blair & Company — Analyst
Mike Vinciquerra — Raymond James — Analyst
Niamh Alexander — CIBC World Markets — Analyst
Joshua Carter — Goldman Sachs — Analyst

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PRESENTATION

Operator
Good morning, ladies and gentlemen. Welcome to the IntercontinentalExchange conference call regarding the proposal to combine with the Chicago Board of Trade. (OPERATOR INSTRUCTIONS) I would now like to introduce Ms. Kelly Loeffler, Vice President of Investor Relations and Corporate Communications, to begin the call.

Kelly Loeffler — IntercontinentalExchange, Inc. — VP Investor & Public Relations
Good morning. Thank you for joining us on our call today to discuss ICE’s announcement regarding its proposal to the Board of Directors to the Chicago Board of Trade to combine our companies. The press release and presentation for today’s call are available on our website at www.theice.com. The call will be available for replay and will be archived on our website later today.
Please be aware that our comments may contain forward-looking statements. These statements represent our current judgment and are subject to various risks, assumptions, and uncertainties as outlined in the Company’s filings with the SEC. Actual results may differ materially from those that are expressed or anticipated in any forward-looking statements. I will now turn the call over to Jeff Sprecher, Chairman and Chief Executive Officer of IntercontinentalExchange.

Jeff Sprecher — IntercontinentalExchange, Inc. — Chairman, CEO
Good morning and thank you all for joining us here today on short notice for this important announcement. As you know, earlier today we disclosed that we have sent a letter to the Board of Directors of CBOT Holdings, proposing to combine our two companies in a stock-for-stock transaction that would create the world’s most comprehensive derivatives exchange. Together with the ICE Board of Directors, we believe that our proposal is a powerful and credible alternative to the currently proposed transaction. We are very excited by the opportunity to combine our companies to build a premiere global futures and over-the-counter derivatives marketplace.
This transaction was conceived with a focus on growth, value creation, and recognition of the powerful CBOT brand. The proposed new company will retain the CBOT name, will be headquartered in Chicago, and will carry its legacy forward with a leading presence across major products. These product categories include agriculture, energy, interest rates, equity indices, foreign exchange, and precious metals. Importantly, this valuable franchise will be supported by integrated clearing capabilities and state-of-the-art technologies.
We strongly believe that this combination, unlike the currently pending one between CBOT and CME, would preserve industry innovation with competition both in the U.S. and overseas. Importantly, we seek to preserve the proud heritage of CBOT and leverage our respective strengths to drive significant growth and provide benefits to customers while delivering shareholder value.
Both sets of shareholders would share in the upside of the combined company. The new CBOT would comprise the key elements of a world-class, high-growth exchange business that spans futures and over-the-counter markets in dozens of countries around the globe. In addition to a greatly expanded product offering for both of our businesses, our customers and trading floors would be brought together with a global technology platform and clearinghouses. This well-diversified company would have the ability to attract stronger liquidity pools and would be a leader in most derivative asset classes.
In addition, both companies’ shareholders would benefit from at least $240 million in synergies, which would make this deal accretive to cash earnings within 18 months. This is an estimate that we believe is conservative, one that is significantly higher than the synergies in CBOT’s current transaction.
Approximately $190 million of these synergies would come from our ability to clear contracts internally, to combine headquarters in Chicago, and eliminate costs. We suspect that there would be significant revenue synergies. We also believe that we can close in the third quarter of this year and begin recognizing synergies as early as the first quarter of 2008.

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Final Transcript
Mar. 15. 2007 / 8:30AM ET, ICE — IntercontinentalExchange Proposes To Merge with Chicago Board of Trade
There are significant opportunities in the over-the-counter markets, which represent high-growth high-margin opportunities. ICE today operates the leading electronic OTC business and is positioned to leverage opportunities in the off-exchange cleared business. This combination we are proposing would better leverage our complementary products and leading-edge technologies to more quickly take advantage of opportunities.
While we have built ICE by promoting innovation and advanced technology, we’re deeply respectful to the legacy and the heritage of the Chicago Board of Trade. As such, we are committed to the same level of open auction trading as contemplated in the proposed CME-CBOT transaction. We are also committed to retain the Chicago Board of Trade name and location and enhancing its position as the world’s agricultural market.
Importantly, we will also preserve three key elements of the Exchange which are materially at risk in the CME transaction. First, we will preserve the attractive CBOT metals complex. The exchange has done a tremendous job of growing and supporting these contracts despite headwinds from its clearing provider. Secondly, we wish to preserve the members’ valuable CBOE exercise rights, also at risk in the CME-CBOT transaction. Finally, we intend to enhance our Asia presence through its JADE initiative by globally leveraging our NYBOT businesses.
Both ICE and CBOT management teams have a strong track record of execution, and ICE has a very solid track record of meeting and exceeding its targets in integrating acquisitions, realizing synergies, and creating significant value. With respect to working with the management of the CBOT, I indicated to them this morning when we spoke that our goal is to proceed on a friendly and productive basis. We are in no way hostile to the Board of Trade. We simply do not believe that the CBOT should proceed with a transaction that undervalues the CBOT, shortchanges its shareholders, disadvantages its customers, and reduces competition and innovation in our industry.
Starting on slide 4, I would like to take you through some of the terms of our transaction. We are prepared to enter into an agreement with a similar transaction structure to that in CBOT’s merger agreement with the CME. We propose a transaction in which CBOT shares will be exchanged for ICE shares at a fixed ratio of 1.42 ICE shares per CBOT share.
Based on the closing price of ICE yesterday, our proposal represents a price per CBOT share of $187.34. This price represents a 12.8% premium to the current CBOT share price and a premium of 39.3% to CBOT’s closing price on October 16, 2006, a day prior to the announcement of the CME-CBOT agreement. In our transaction, CBOT shareholders will own 51.5% of the combined company versus no more than 31% under the CME deal. The Board of Directors of the combined company would add representatives from the CBOT to the highly-respected ICE Board. We envision important roles for key members of CBOT management. We propose to form a management team for the combined company from both managements.
In addition, we have also suggested a transaction structure that would help preserve the CBOT members’ CBOE exercise rights. We see no regulatory issues in this complementary combination, and we expect that it would close quickly in the third quarter of 2007. As you can see from our side-by-side comparisons on slide 5, our proposal offers many benefits to CBOT shareholders and its members over the current agreement. First, our proposal represents a significant $1 billion premium to the current agreement. Secondly, CBOT shareholders get a much bigger stake in a better-positioned and faster-growing company.
A combination of ICE and CBOT would lead to a more diverse product portfolio. We estimate that our combined market share in the U.S. commodities market would be about one-third. We believe that compared to the CME transaction, this fact would be strongly embraced by the futures industry and by regulators alike. Not only will our transaction unlock significant value through revenue and cost synergies, but it will ensure industry competition and innovation, which will remain as the drivers of growth for our customers’ businesses. In contrast to ours, a CME-CBOT combination would have nearly an 85% market share, and in some key equity and interest rate products virtually a 100% market share. We have firsthand knowledge that the DOJ is looking carefully at that transaction and its terms.
Given this reality, we note that CBOT shareholders should be concerned that they are being asked to vote for a CME transaction on April 4. They are being asked to vote without the knowledge of the outcome of the regulatory investigation and whether or not the government will require concessions or even seek to block the deal. As you can see from the chart on page 6, a combination of ICE and CBOT would create a very strong company that would have a broad and diverse product offering, available on proven and scalable technology platform and trading floors. The CBOT would be able to leverage ICE’s global distribution to expand its customer base; and this ability would position Chicago to remain the derivatives capital of the United States and the world.
The combined company would be able to offer customers comprehensive price discovery, execution, clearing, settlement, and margining on a single platform. This would allow us to maximize revenues and efficiencies by internalizing the CBOT’s clearing, assuming that their clearing agreement with the CME is terminated in January 2009, as is indicated in CBOT’s filings. This would also bring substantial savings to the industry through the potential for offering net margining and the preservation of an innovative and competitive environment for clearing. As I said earlier, we would maintain the established floor to promote competition and liquidity. As evidenced by our acquisition of NYBOT, we have

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Final Transcript
Mar. 15. 2007 / 8:30AM ET, ICE — IntercontinentalExchange Proposes To Merge with Chicago Board of Trade made significant commitments to open auction. We believe these customers provide an important source of liquidity in our markets. An ICE-CBOT combination would be significant, and it would be a strong competitor to the CME across a number of commodities, foreign exchange, and equity indices. We should not overlook the scale and the scope of ICE’s markets, which can benefit from the strength of CBOT’s heritage. We believe that there are significant opportunities to increase both the revenues and the growth rate of the combined company by providing single access to multiple complementary products. The ability of our customers to cross margin positions in the combined product suite and with cleared over-the-counter products will lower friction cost and increase trading activities.
As you can see from our slide 8, the ICE-CBOT combination would be a leading derivatives exchange, but importantly it would preserve industry competition, which has historically fueled growth and innovation. ICE operates today across 47 regulatory jurisdictions, and the CBOT has tremendous global name recognition. The JADE initiative would be highly valuable in the context of partnering with our NYBOT business in the global agricultural market. Our global customer base would have the ability to grow their businesses by accessing new markets across futures, options, and over-the-counter. We would also work diligently to develop additional risk management, clearing, and market data solutions.
ICE has the highest growth rate and the highest operating margin of any company in our industry. We are building on proven records of improving financial performance of the companies that we acquired. Most importantly, we’ve created growth opportunities for our customers, significant value for our shareholders and for all other stakeholders. As you can see from the analysis on slide 9, given the expected synergies we should be able to significantly increase margin, net income, and earnings per share. We have looked at the synergies carefully and conservatively, and we estimate that we would be able to generate $240 million in annual synergies, $90 million of which would be achieved as the CBOT clearing is moved from the CME to ICE in January 2009.
We also estimate of further $100 million of operating expense synergies phased in over two years that could be achieved as we locate our global headquarters in Chicago, transition electronic trading from the AMES system to ICE’s platform, and reduce G&A expenses. We are also confident that conservatively we could generate additional revenue opportunities as we are able to offer broader product sets to a larger customer base. ICE has successfully managed its business in an extremely high-growth environment, and we believe that we can enhance the growth opportunities of the CBOT far in excess of the CME’s consolidation-oriented proposal.
Through this transaction, we will quickly lever ICE’s technology in bilateral and cleared over-the-counter products across a substantially greater product suite and addressable market. We believe that we will able to provide a broader pool of liquidity and products to the global OTC marketplace for both foreign exchange and interest rates. As you can see on the chart on slide 12, we have a proven track record of delivering on our promises, starting from our first acquisition in 2001, our IPO in 2005, and our second acquisition, which closed earlier this year. Through experience and listening to the marketplace, we have a strong integration expertise in our Company. We know how to close quickly, and we believe we should be able to close this transaction by Q3 of this year. We estimate that we will be able to recognize synergies beginning in the first quarter of ‘08 and integrate our businesses in a way that delivers value to our shareholders.
We have consistently delivered on promises by creating growth through both acquisitions and organically and through innovation, strong management, and strong governance. Our customers, our industry, and even our competitors have benefited from this approach. Certainly through all of this we’ve created significant value for our shareholders.
Whereas the CME-CBOT proposed combination is about consolidation, our proposal is about growth and value creation that will benefit stockholders, the industry, and Chicago itself. We are committed to building on the great heritage of the CBOT and ensuring that Chicago remains at the center of the derivatives trading market into the future. We recognize that for nearly 160 years the CBOT has been a major Chicago institution and has anchored the city as one of the world’s leading financial centers. As we say in our letter to the CBOT, we wish to preserve and enhance this market position and the legacy, rather then subsume it under its primary competitor. Therefore the corporate headquarters of our proposed combined company will be the CBOT’s landmark building in Chicago.
In summary, a combination of ICE and the Chicago Board of Trade would deliver significant benefits to both sets of shareholders and to customers. This is a procompetitive transaction that would place us as leaders in a growing business and would spur even greater innovation and service levels. We would also preserve the history, the brand, and the future of CBOT. At the same time, we believe our business combination would create a highly-attractive business with a diversified portfolio that would become truly a global leader.
Let me end by saying that I have in my office a copy of a hardcover book that the CBOT presented on its 150-year anniversary. It details how the company was formed by concerned Chicago businessmen; how it survived the Great Chicago Fire; adapted through the invention of the telegraph, the telephone, the television, and now the Internet; and navigated through the great Depression and every modern war.

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Final Transcript
Mar. 15. 2007 / 8:30AM ET, ICE — IntercontinentalExchange Proposes To Merge with Chicago Board of Trade
I ask the members of CBOT that may be listening here today — are you prepared to vote on April 4 to write the final chapter to this book? Or will you work with my colleagues at ICE to build your next 150-year history? With that, we are happy to take your questions.
QUESTION AND ANSWER

Operator
(OPERATOR INSTRUCTIONS) Daniel Goldberg, Bear Stearns.

Daniel Goldberg — Bear Stearns — Analyst
Jeff, maybe you can just talk a little bit more — why now? What really drove you to this announcement today? Was it additional concerns about Department of Justice approval? Was it conversations you have had with maybe CBOT members or management? What really was the driver here?

Jeff Sprecher — IntercontinentalExchange, Inc. — Chairman, CEO
All of those things. First of all, the CME-CBOT merger agreement is in place, and the process by which ICE could approach the CBOT was really very limited. The only way we could do it was by approaching them via letter, and with a firm proposal, and making it public. So I did apologize to management that we are actually here in a friendly approach, but unfortunately the conditions of that deal required it to go down in this way.
Daniel, there is an April 4 vote coming. After April 4, if the shareholders of the Board of Trade were to agree to the merger, pretty much then the managements of the companies could determine its fate thereafter. It could determine any Department of Justice remedies. And frankly if the Department of Justice challenged the deal, it could go to court and be in court for a very long time with a very uncertain future. So we wanted to give people an opportunity ahead of April 4 to think about this transaction.
We at ICE were not really prepared to approach the Board of Trade. Certainly at the time that the CME and the Board of Trade got together, ICE was a very different Company. If you read their S4 filing, they started talking about a year ago, well before we announced that we were acquiring the New York Board of Trade.
Also our New York Board of Trade acquisition closed much earlier than we had thought. We were very efficient in getting that deal done. We have been very efficient at starting to recognize the merger synergies. As you know, we launched electronic trading in probably what was the fastest uptake of electronic trading at any commodity exchange.
We are so well on our way towards having that company integrated that my Board and my management team felt that we had the capacity to deal with an approach to the Chicago Board of Trade. The timing just worked for us. We are now a different Company than we were when the Board of Trade chose its other partner, and we would like for them to take a look at this idea.

Daniel Goldberg — Bear Stearns — Analyst
So just to clarify, you were unable to talk to management, the CBOT management, before this letter came out; but now going forward you are able to.

Jeff Sprecher — IntercontinentalExchange, Inc. — Chairman, CEO
Well, I would refer you to their merger agreement. But we have provided what we believe is a superior proposal; and under that agreement if there is a superior proposal, there are obligations on that Board of Directors to engage with us. So hopefully they will also see the superior nature of our proposal. Certainly a $1 billion in market value above the current transaction, to me, just on price alone is superior. I think given the uncertainty that is going on right now in the Department of Justice review, our ability to do a much cleaner transaction should be superior.
And hopefully the members will be contacting their Board of Directors and letting them know that they do care about the CBOT metals complex, the CBOE exercise rights, and the heritage of the — the 160-year heritage of the CBOT. So they have an active dialogue with their members given what was a long and difficult process where they demutualized and went public, so there has been a long-standing dialogue there. I have every reason to believe that the management and the Board will be engaging with their members on this.

Daniel Goldberg — Bear Stearns — Analyst
Okay. Then on the clearing side of the business, I guess two questions there. Are you aware that the CBOT could exit their CME relationship early? Then number two, can the New York Board of Trade current clearing handle the increased volume from the Board of Trade?

Jeff Sprecher — IntercontinentalExchange, Inc. — Chairman, CEO

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Final Transcript
Mar. 15. 2007 / 8:30AM ET, ICE — IntercontinentalExchange Proposes To Merge with Chicago Board of Trade
In terms of the current clearing agreement, the only access to documents that we have had are the publicly available documents; and there are some redacted portions in that agreement. So we are only aware of the public part of the agreement. As to the exit provisions and everything else, I prefer not to comment. What we have been doing at our clearinghouse since completing the acquisition is dramatically scaling it. We have gotten tremendous scale put in there that allowed a very quick launch of the agricultural products. As you probably have seen, we have announced that we are in the process now of launching the financial indices and foreign exchange, which are high-velocity products that put a lot of demands on a clearinghouse.
So we are very, very comfortable with the clearinghouse. George Haase, who runs it, is really held in high regard by me and my management team and by the industry. I think you’ll see him engaging with people about some of the really interesting ideas that we have about clearing, which led us to do the NYBOT merger but now can even be expanded greater in a proposed transaction with CBOT.

Daniel Goldberg — Bear Stearns — Analyst
Okay. Then just lastly, you mentioned in the letter to the Board of Trade management that you could do a stock and cash deal, I guess, if they wanted to talk about that. Can you just give us a little bit more color there?

Jeff Sprecher — IntercontinentalExchange, Inc. — Chairman, CEO
Sure. I think you’re probably aware that something like 80% of the CBOT shareholders are members. We suspect that the CBOE exercise rights and the provisions that we are proposing to protect those rights will be important to them. So I don’t frankly personally suspect that a cash component is that important to the broader shareholder base.
But given that the other proposal does have a cash alternative in it, if the Board of CBOT feels that that is an important part of a deal we certainly have tremendous cash flow capabilities coming out of this transaction that would allow us to put a cash piece on the transaction if so asked.

Daniel Goldberg — Bear Stearns — Analyst
Okay, great. Thank you very much.

Operator
Ken Worthington, JPMorgan.

Ken Worthington — JPMorgan — Analyst
(inaudible) my question. I think you said you spoke with CBOT management this morning. How receptive were they to your letter and this transaction?

Jeff Sprecher — IntercontinentalExchange, Inc. — Chairman, CEO
Well, let me just say that, first of all, I am lucky that everybody in the derivatives and exchange industry is actually quite friendly with one another. I have the good fortune of having a nice relationship with the CBOT management and also with the CME management. While we compete and look at each other’s opportunities as our own opportunities, there is a healthy respect. So as you can imagine, this is a bit of a surprise, the timing and the proposal. But they were very, very cordial. They are very aware of their responsibilities to their members and the responsibilities they have under their current merger agreement, which we respect. I was quite respectful in engaging them, and so I think it went quite well. It was the part of the transaction that I was the most concerned about. In reality, given the great nature of Charlie Carey and Bernie Dan, it was actually really a delightful and quite easy part of the process.

Ken Worthington — JPMorgan — Analyst
Thank you. There have been a lot of cost savings for futures traders by combining CME’s and CBOT’s clearing. I think CME is pretty proud of — I think they say $1.6 billion of savings for cross margining, another $250 million of security deposit savings. If you migrate clearing to New York Clearing Corp., it seems like a lot of those synergies go away. So is it possible to quantify the benefits for futures traders of combining CBOT’s clearing with the New York Clearing Corp.? In other words, how much of a disadvantage are they in terms of those cross margining and security deposit savings?

Jeff Sprecher — IntercontinentalExchange, Inc. — Chairman, CEO
Sure, first of all, this area of how clearing operates is pretty detailed, so I don’t want to get into that today. George Haase, who runs our clearinghouse, I am sure will be getting into it in more detail with a lot of members of the industry. But let me make a couple of comments. First of all, we would be combining ICE’s business, which is very substantial, and the Board of Trade’s business; and there would be cross margining capabilities within that complex. Secondly, we have — if you read the text of our letter, we are suggesting that we would move to a net margining clearinghouse. The CME is a gross margining clearinghouse, which means both the buyer and the seller put up margin. Even if the buyer and the

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Final Transcript
Mar. 15. 2007 / 8:30AM ET, ICE — IntercontinentalExchange Proposes To Merge with Chicago Board of Trade seller are the same person, the same clearing member, and actually have a flat position, they are posting margin. A net clearinghouse will take a tremendous amount of cost out of the system.
We are very familiar with this type of clearing. It is what the London clearinghouse uses and that we have been using for quite some time, including very volatile products that are in the London clearinghouse like electricity and oil and the like. So we are proposing a different clearing structure. We also are looking forward to embracing the clearing community, because a lot of the value that comes out of the clearinghouse is through securities lending and earnings on deposits. We would propose a structure by which we would allow the clearing members to more heavily participate in that, more heavily dictate how their monies are handled and managed, and not be dictated by management for the benefit of others. Then lastly, I think maybe this goes without saying, but the Board of Trade gave its clearing to the CME. We are proposing to pay $1 billion above the current price that the CME has offered. A lot of those deposits there are the CBOT members; and we are proposing to directly give them significant value. Beyond that, in the combined company CBOT members would own half the business. They will participate in the growth in clearing in a much more levered way than they would under the alternative proposal. So I think when you lay all of that out, it is probably — and we at some point given time will try to do mathematics on it — but I think we have a much superior financial lever on clearing than is in the other proposal.

Ken Worthington — JPMorgan — Analyst
Great, that was helpful. Then lastly, Globex, great system for electronic trading of futures products. Can you maybe discuss why CBOT shareholders would be better off, or as well off, using ICE’s electronic platform versus Globex or AEMS?

Jeff Sprecher — IntercontinentalExchange, Inc. — Chairman, CEO
Sure, Globex is a great platform and AEMS is also a great platform. But I think you’re seeing right now that we successfully compete head-to-head with Globex in energy, and we’re doing phenomenally well. I think we have looked — and you can look in public portions of the CME’s own website, and you will see that the energy complex is the most demanding derivative product that is trading today from a systems standpoint.
Not only do we handle and compete with Globex, we have advanced technologies for spreading that they do not have. We have easy access to the Internet that they do not have. We have global distribution because half of our revenues are from outside the U.S. that are much bigger than they have in terms of a revenue footprint. Very importantly, we have — the competition that we feel to match and exceed Globex has really spurred our Company. It has spurred innovation. It’s spurred our investment. I think that is going to continue. I think that is the important message that people are going to take away from this proposed combination. We look forward to continued CME investment in Globex, continued investment by AEMS in its platform, and continued investment by ICE. The one thing that I alluded to a number of times and compared comments is that we have a substantial over-the-counter business. There is a substantial business right now in bonds and currencies that the CBOT does not participate in, but they would be absolutely natural products to trade side-by-side with their futures products and cleared in the clearinghouse. Our platform is really the leading platform for over-the-counter derivatives trading. We would be able to offer these kinds of products to CBOT and ICE users. I think that there are tremendous revenue synergies. I think from a technology standpoint the CBOT members will be exposed to new asset classes that they really have not seen before, because they have been on Globex and AEMS — or proposed on Globex, but on AEMS and on the Eurex platform.

Ken Worthington — JPMorgan — Analyst
That was extremely helpful. Thank you very much.

Operator
Mark Lane, William Blair & Co.

Mark Lane — William Blair & Company — Analyst
Given the fact that the combined company would be so dominant within the agricultural sector broadly, why don’t you feel like antitrust or non-competitive reasons would be an issue for you?

Jeff Sprecher — IntercontinentalExchange, Inc. — Chairman, CEO
I think what you would see is really that the CME would continue to have meats and its strong ag products, which are part of its cultural heritage and will continue to, I’m sure, be a strong point of investment for them. Then what we would have would be a slightly more diversified agricultural offering with the grains and the soft ag commodities. If you look at the way the CFTC operates, which oversees these businesses in the U.S., it was really designed as a regulator focused on agribusiness. There are specific carveouts under the CFTC that treats agricultural products differently than any other. I suspect that that continued CFTC oversight, and the fact that the CFTC reports up to the Senate and House ag committees, will continue to keep a focus on agriculture and will be something that will help alleviate concerns there.

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Final Transcript
Mar. 15. 2007 / 8:30AM ET, ICE — IntercontinentalExchange Proposes To Merge with Chicago Board of Trade
I guess maybe the last kind of comment I have is that the NYBOT’s agricultural products are coffee, cocoa, sugar, and cotton. These are not U.S. products. Maybe they were at one point, but in our lifetime these are really foreign products that are traded on an exchange that happens to be located in the United States. So I think that you are really seeing a U.S. Board of Trade footprint and a global agricultural footprint coming together. I really think the customers and the regulators will get comfortable with it.

Mark Lane — William Blair & Company — Analyst
So you don’t see an issue there?

Jeff Sprecher — IntercontinentalExchange, Inc. — Chairman, CEO
No, we do not.

Mark Lane — William Blair & Company — Analyst
Thank you.

Operator
Mike Vinciquerra, Raymond James.

Mike Vinciquerra — Raymond James — Analyst
Just one follow-up on the last question. Just when you think about interest rate futures, wouldn’t you also consider those to be very much global products as well? Wouldn’t that kind of go along with what you just said on the international ags?

Jeff Sprecher — IntercontinentalExchange, Inc. — Chairman, CEO
Yes, although I think if you look proposed CME-Board of Trade merger, you are really looking at the U.S. short-dated interest rates and long-dated interest rates in one U.S. platform, which is really causing a lot of consternation in the industry about concentration. So then if you think about ICE in combination with the Board of Trade as a competitor against the CME, you would have one exchange in the U.S. that really had short-dated interest rates and one exchange that had long-dated interest rates, and I’m sure a lot of competition between the two, as has been the history between the two Chicago exchanges and as I suspect would continue given the history of ICE’s entree into this merger process.
So beyond that, my sense frankly is that ICE as a U.S. exchange and as also a London and Dublin exchange and a global over-the-counter markets, we are trying to take our products sort of regardless of where they are historically domiciled, and offer them around the world, and build interest around the world. Obviously at CME, Board of Trade, and other exchanges, NYMEX, are trying to do the same thing. So we all ultimately are looking to bring in new business from a global market. But at the end of the day, I think U.S. interest rates are most important to the U.S. consumers and is something that is causing a lot of problems and concerns, I believe, in the current merger proposal.

Mike Vinciquerra — Raymond James — Analyst
Okay, fair enough. Thank you. Then the other thing is the breakup fee for the CME-CBOT deal, about $240 million, I’m assuming that has to be paid out in cash. How would you factor that into your proposal?

Jeff Sprecher — IntercontinentalExchange, Inc. — Chairman, CEO
Thank you for asking that. It is factored into our proposal. So when I suggest to you that we have offered in excess of $1 billion above the current merger price, on top of that and not included in that $1 billion is accounting for the breakup fee.

Mike Vinciquerra — Raymond James — Analyst
Okay, so you could simply fund it from either your balance sheet or CBOT’s pretty easily?

Jeff Sprecher — IntercontinentalExchange, Inc. — Chairman, CEO
Correct.

Mike Vinciquerra — Raymond James — Analyst
Okay, thank you very much.

Operator
Niamh Alexander, of PRVC (sic).

Niamh Alexander — CIBC World Markets — Analyst

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Final Transcript
Mar. 15. 2007 / 8:30AM ET, ICE — IntercontinentalExchange Proposes To Merge with Chicago Board of Trade
CIBC. I have a question with regards to the status of your OTC markets and the energy and being regulated by the FSA right now. Would that change? Would a combined company change the regulatory status there?

Jeff Sprecher — IntercontinentalExchange, Inc. — Chairman, CEO
No, I don’t think so. We have a global regulatory footprint, as you are aware. We’re regulated by the FSA with our London futures exchange; and we’re regulated by the CFTC with our New York futures exchange; and our Dublin futures exchange is a division which actually has — the Dublin regulator has given authority to the CFTC to be the primary regulator there.
Then our over-the-counter markets, which are global, because ICE is headquartered in Atlanta, have CFTC oversight. We are registered under a special provision with the CFTC to operate those markets. That registration is what has given the CFTC rights to look at our records, as we talked about many times in the past. We have an obligation under that to keep records for five years and make them available to the CFTC.
As I think you’re aware, we have more recently been actually doing these so-called large trader reports and other reporting things to the CFTC. That is as a result of the fact that our OTC headquarters is currently in Atlanta. We would be moving our headquarters to Chicago, so that would not change the sort of oversight of our global over-the-counter markets.

Niamh Alexander — CIBC World Markets — Analyst
Okay, that helps, thanks. Just to understand a little bit more, if the Board comes back and rejects your offer, what is next for you?

Jeff Sprecher — IntercontinentalExchange, Inc. — Chairman, CEO
I can’t give you that roadmap; other than to say there is a very strong and compelling reason that the Board should not reject the offer, because it is a superior proposal. They have made an obligation to their own shareholders that they will review and treat superior proposals as superior proposals. So we will have to let the process play out, but there’s a number of steps here. There is talking to the Board. There is a shareholder vote. There is an approval by the government. Those are three steps that either we or the CME will have to go through.
We believe we are the best positioned to talk to the Board because we have a superior proposal. We believe we are the best solution for the shareholders, because many of them are members and we are protecting the CBOE rights, the building, the metals complex, the history of the company. We believe that we are the best positioned with the regulators because we are going to create competition across multiple asset classes and create really two strong derivatives exchanges in North America that will be very competitive with each other, located literally a few thousand yards away from one other.

Niamh Alexander — CIBC World Markets — Analyst
That’s helpful, thanks. I just want to make sure I understand this. Should it happen that the Board did reject them, you have made it clear earlier that you’re not interested in pursuing a hostile acquisition or a hostile deal.

Jeff Sprecher — IntercontinentalExchange, Inc. — Chairman, CEO
I don’t want to comment beyond what we have done so far, which is to approach the company in a friendly manner. We will just have to see how the transaction plays out. There is no reason for this to get hostile, given the superior proposal and the backdrop that is going on right now in the Department of Justice review of the other proposal.

Niamh Alexander — CIBC World Markets — Analyst
Okay, that is very helpful. Thanks. If I could just touch back on the cost synergies, you mentioned $90 million from moving the CBOT to ICE for clearing. Then there was $100 million; that was for expense synergies. Three areas — relocating the headquarters, reducing G&A, and moving the electronic trading. Was that correct?

Jeff Sprecher — IntercontinentalExchange, Inc. — Chairman, CEO
Correct.

Niamh Alexander — CIBC World Markets — Analyst
What was the timing on those? I think you said something in your letter, 18 months for cash accretive. But what was the timing you were hoping to achieve the synergies?

Jeff Sprecher — IntercontinentalExchange, Inc. — Chairman, CEO

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Final Transcript
Mar. 15. 2007 / 8:30AM ET, ICE — IntercontinentalExchange Proposes To Merge with Chicago Board of Trade
You know, we have been conservative in my mind in laying that out, because we don’t have access to all of the due diligence materials that we would really like. We only have access to publicly-posted documents regarding the relationship for clearing with the CME and the relationship for technology with AEMS.
We would like to sit down and look at how we could accelerate these moves onto the ICE platform and into the ICE clearinghouse, which are — these are synergies that are very obvious. These are not things that one has to stretch to figure out, which is why we believe this proposal is so superior. So we will need, in terms of a specific roadmap, if given the opportunity to due diligence, which we have asked for, we will be able to give you probably better guidance at the end of that process.

Niamh Alexander — CIBC World Markets — Analyst
Okay, thanks so much.

Operator
Joshua Carter, Goldman Sachs.

Joshua Carter — Goldman Sachs — Analyst
Maybe just a quick follow-up on that last topic. If this deal were to go through for you, you would have two floors, one in the NYBOT and one at the CBOT. Would that be required going forward? And is whatever your thoughts are there already incorporated into that $100 million expense synergy number? Then a similar question for the clearinghouse. Obviously your U.S., the NYBOT clearinghouse would be in New York. Is that where it needs to be? Or is there a way that it could also be at your headquarters in Chicago?

Jeff Sprecher — IntercontinentalExchange, Inc. — Chairman, CEO
I think let me break the two questions down. With respect to the floors, we have made a commitment to the NYBOT members on how we view the floors and how we treat them. CME has made a commitment under the current merger proposal on how it would treat the Board of Trade floors. We would look to protect those same commitments, the ones we have made to NYBOT and the ones that we would make as a part of this deal. Frankly a lot of business is coming from those floors that really has not been able to be electronified — the options business, the more complex derivatives. So we do not have in our synergies some master plan on closing floors or extracting synergies that way. In fact also I think if you look at the CME’s proposed synergies, a very small number comes from even moving their floors into one building. I think it is only 15% or so of their synergies. So that is not where the real value is.
The obvious value is in the clearing, in the technology, protecting the metals complex as a real future growth driver, and then just sort of rationalizing the other parts of the business. In terms of the second part of your question, the clearinghouse, U.S. derivatives clearing really has two footprints. It has a big footprint in New York and a big footprint in Chicago. We would really benefit I think by having people in both places, because that is where the clearing businesses are located. Sort of very Wall Street-oriented in New York, very commodities-oriented in Chicago, both working together. So we would be looking, whether we — we would probably technically domicile the clearinghouse in Chicago, but there’s no strong reason or need for that. We really just want to let our new colleagues in Chicago know that we really do have a commitment to the city.
I should maybe mention to you I bought a home in Chicago. I’m closing on it on April 2. We have also built a data center in Chicago. It is about half complete. It is much larger than our current data centers, and we designed it for expansion into the Chicago market. So we are seriously committed to a business that will be present in Chicago. And we want to be a very, very good partner with the CBOT members and management and Board of Directors.

Joshua Carter — Goldman Sachs — Analyst
That’s great, thank you. On the revenue synergies, Jeff, do you have a sense for what kind of overlap you have with the CBOT customer base? I know there has clearly been a migration of more futures, algorithmic, and electronic traders onto the ICE platform. Are those CBOT traders or CME traders primarily? Or would it be both CME and CBOT traders from your perspective that have already come onto the ICE platform?

Jeff Sprecher — IntercontinentalExchange, Inc. — Chairman, CEO
Sure, I think you are aware and most are aware that this growth in algorithmic and proprietary traders, which is driving a lot of new business to all of our markets, is very much a Chicago-headquartered type phenomenon. It is people that came out of the CME, the Board of Trade, the CBOE, were really early adopters in the proprietary trading and algorithmic trading. So there’s overlap there, but clearly with this kind of interest rate and financial footprint we believe we would dramatically accelerate the growth of NYBOT’s financial products. You would have the Dow indices from the CBOT and the Russell industries from the NYBOT. You would have the currency crosses from the NYBOT. You would have obviously the interest rates from the Board of Trade.

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Final Transcript
Mar. 15. 2007 / 8:30AM ET, ICE — IntercontinentalExchange Proposes To Merge with Chicago Board of Trade
So that commingling, we think there are tremendous revenue synergies in there. We have not included them per se in our modeling of synergies. We look for sort of the obvious ones. There is obviously a very strong revenue synergy by keeping the Board of Trade’s metals complex going and by really promoting and investing it. It is part of the heritage of that company. There is no reason that it should die. There is no reason that the bandwidth should be restricted, or that it should be put on a slower platform, or anything else that really impedes its growth. We would be very committed to that. I think that would be a very strong revenue synergy. That would be a competitor to the COMEX. We have shown that we can be a worthy competitor to the NYMEX in energy; and I suspect that we would be a worthy competitor to the COMEX in metals and that there would be very good revenue synergies there. I suspect it would drive volume in both places, frankly.

Joshua Carter — Goldman Sachs — Analyst
That is great. Can you just make a quick comment, just to flesh it out a little bit more for us, how what you are proposing with the CBOE exercise rights is different that what CBOE may be facing right now with their proposed merger?

Jeff Sprecher — IntercontinentalExchange, Inc. — Chairman, CEO
Sure, thanks for asking that. There is a legal battle going on right now, if you followed this, on whether or not there is a change in control under the CME merger that essentially obliterates what used to be a CBOT membership, quote unquote. The CBOT membership as it was contemplated becomes almost unrecognizable under that merger. What we have proposed is that we would be willing to merge up into the Board of Trade. That is solely because we believe that that then keeps the Board of Trade as the primary company. We have proposed, if you look at the math, that they have slightly better than 50% of the economics in this deal, so they are not having a change in control per se. That in our mind preserves the status quo of exactly what the current CBOT members have.
Obviously that is still in dispute, and there is a long history there. But we would do nothing to change that history, if you will. I think that is an important element for many of the members. I think there is a lot of history to that relationship. I would also mention to you that I started the call by saying I have good relationships in the industry. I have a very good relationship with Bill Brodsky. I think he is a very nice man; we have talked many times. I would hope that Bill and I could find a roadmap through that history that would create value for both CBOE and CBOT members. Because really the value will come when these two organizations figure out how to work together.
I think you know that I and my management team have been very, very good at working with other managements. It has been part of our ability to roll up new businesses and enter new markets. I would suspect that that kind of style and goodwill would go a long way towards helping to resolve the differences there.

Joshua Carter — Goldman Sachs — Analyst
That is very helpful. Just a final question. In the case that a bidding war were to emerge, what sort of levers do you feel like you could use?
Then how do you think about those with regards to the interplay with the Department of Justice and the CME-CBOT deal? Thanks.

Jeff Sprecher — IntercontinentalExchange, Inc. — Chairman, CEO
Obviously I don’t want to get into strategy. But we are a group that believes in free markets, and I think the best solutions ultimately prevail in a free market. I really believe that this is the best solution for ICE shareholders, for CBOT shareholders, for our industry, for stakeholders like clearing firms and others, and for the regulators. Ultimately I really do believe that free markets will unlock the best solution. That is why we decided to make a move at this time.

Joshua Carter — Goldman Sachs — Analyst
Thanks.

Jeff Sprecher — IntercontinentalExchange, Inc. — Chairman, CEO
So with that we are going to end our call before the market opens. I appreciate your attention today. I should mention that the ICE management team is at an industry conference in Boca Raton, Florida, being hosted by the Futures Industry Association. There is a lot of press here. There are a lot of constituencies here. So we are going to do our best to get our message out throughout the day.
So I would expect that you will be able to see more about what is going on as we have an opportunity to spend more time with people. So again, thank you very much and we look forward to a continuing dialogue.

Operator
Thank you, everyone, for joining the ICE conference. This call has concluded. You may now disconnect.
Forward-Looking Statements — Certain statements in this transcript may contain forward-looking information regarding IntercontinentalExchange, Inc., CBOT Holdings, Inc., and the combined company after the completion of the possible merger that are intended to

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Final Transcript
Mar. 15. 2007 / 8:30AM ET, ICE — IntercontinentalExchange Proposes To Merge with Chicago Board of Trade be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the benefits of the merger transaction involving ICE and CBOT, including future strategic and financial benefits, the plans, objectives, expectations and intentions of ICE following the completion of the merger, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of ICE’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements.
The following factors, among others, could cause actual results to differ materially from those expressed or implied in such forward-looking statements regarding the success of the proposed transaction: the failure of CBOT to accept ICE’s proposal and enter into definitive agreements to effect the transaction, the risk that the revenue opportunities, cost savings and other anticipated synergies from the merger may not be fully realized or may take longer to realize than expected; superior offers by third parties; the ability to obtain governmental approvals and rulings on or regarding the transaction on the proposed terms and schedule; the failure of ICE or CBOT stockholders to approve the merger; the risk that the businesses will not be integrated successfully; disruption from the merger making it difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending and third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in ICE’s filings with the Securities and Exchange Commission (the “SEC”), including ICE’s Annual Report on Form 10-K for the year ended December 31, 2006, as filed with the SEC on February 26, 2007.
You should not place undue reliance on forward-looking statements, which speak only as of the date of this transcript. Except for any obligations to disclosure material information under the Federal securities laws, ICE undertakes no obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this transcript.
Important Merger Information
In connection with the proposed transaction, and assuming the merger proposal is accepted by CBOT, ICE intends to file relevant materials with the SEC, including a proxy statement/prospectus regarding the proposed transaction. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION, IF AND WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the proxy statement/prospectus, if and when such document becomes available, and related documents filed by ICE or CBOT without charge, at the SEC’s website (http://www.sec.gov). Copies of the final proxy statement/prospectus, if and when such document becomes available, may be obtained, without charge, from ICE by directing a request to ICE at 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia, 30328, Attention: Investor Relations; or by emailing a request to ir@theice.com.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
ICE and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about ICE’s executive officers and directors in ICE’s Annual Report on Form 10-K, filed with the SEC on February 26, 2007 and in ICE’s proxy statement for its 2006 annual meeting of stockholders, dated April 3, 2006. Additional information about the interests of potential participants will be included in the prospectus/proxy statement, if and when it becomes available, and the other relevant documents filed with the SEC.

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